W HOLDING COMPANY, INC.
2001 PREFERRED STOCK
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	3/31/2001	3/31/2000	2000	1999	1998	1997	1996
DESCRIPTION			(DOLLARS IN THOUSANDS)

EARNINGS (INCOME BEFORE INCOME TAXES)	16,309	12,611	50,402	46,604	35,587	28,597	21,898

FIXED CHARGES & PREFERRED STOCK DIVIDENDS

INTEREST EXPENSE	55,816	41,061	192,137	130,806	84,308	57,198	45,805

NET RENTAL EXPENSES	476	457	1,834	1,652	1,507	1,085	931

AMORTIZATION OF DEBT ISSUANCE EXPENSE	—	—	—	—	—	—	—

CAPITALIZED INTEREST	—	—	—	—	—	—	—

PREFERRED STOCK DIVIDENDS	1,449	1,449	5,799	4,307	1,091	—	—

TOTAL FIXED CHARGES & PREFERRED STOCK DIVIDENDS	57,741	42,967	199,770	136,765	86,906	58,283	46,736

LESS INTEREST ON DEPOSITS	(34,184)	(28,820)	(127,640)	(90,554)	(57,733)	(38,552)	(31,238)

FIXED CHARGES & PREFERRED STOCK DIVIDENDS (EXCLUDING INTEREST ON DEPOSITS)	23,557	14,147	72,130	46,211	29,173	19,731	15,498

RATIO OF EARNINGS TO FIXED CHARGES & PREFERRED STOCK DIVIDENDS:

EXCLUDING INTEREST ON DEPOSITS	1.7	1.9	1.7	2.0	2.2	2.4	2.4

INCLUDING INTEREST ON DEPOSITS	1.3	1.3	1.3	1.3	1.4	1.5	1.5